

August 3, 2020

BY EMAIL

Carolyn Augur, Esq.
Assistant Vice President and Senior Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut 06103-1106

>   Re: The Lincoln National Life Insurance Company
>   Initial Registration Statements on Form S-3
>   Filing No: 333-238932

Dear Ms. Augur:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on June 4th, 2020. Based on our review, we have the following comments. Unless otherwise specified, comments are based upon the Lincoln Level Advantage B-Share prospectus; applicable comments should also be applied to the other prospectuses contained in the filing: Lincoln Level Advantage Advisory, Lincoln Level Advantage B Class, Lincoln Level Advantage Advisory Class, Lincoln Level Advantage Design B-Share, Lincoln Level Advantage Design Advisory, Lincoln Level Advantage Select B-Share, and Lincoln Level Advantage Fee-Based. Defined terms have the same meaning as those in the registration statement.

1. **General Comments**

   a. Please confirm that all missing information, including all exhibits, will be filed in pre-effective amendments to the registration statement. We may have further comments when you supply the omitted information.

   b. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the contracts.

2. **Cover Page**

   a. Please add disclosure stating that in the case of early withdrawal the risk of loss can be greater because of charges and adjustments and that such a loss can result even when the index has risen in value.

   b. The registrant states the SAI is incorporated by reference into the prospectus and is legally part of the prospectus. Please provide the hyperlink required by rule 411(d) under the Securities Act.

2. **Summary of Common Questions**

   c. (p. 8) In the summary or in the later section discussing Indexed Accounts, please expand the description of the Indexed Accounts to address why an investor might choose one Indexed Account over another.

   d. (p. 8) The registrant states that a Product Charge is applied to daily new asset value in the Subaccounts for the Death Benefits. Please clarify that such charges apply just to the VAA, if accurate.

   e. (p. 8) The registrant says that it will deduct any applicable premium tax from Purchase Payments or Contract Value, unless the governmental entity dictates otherwise, at the time the tax is incurred or at another time we choose. Please elaborate on what is meant by "or at another time we choose."

   f. In the prospectuses using applicable defined terms, please add disclosure explaining the Participation Rate and Performance Trigger Rate, as well as how they and the Performance Cap are reset and any attendant right to reject resets.

3. **Risk Factors**

   a. (p. 12) With regard to the risks outlined in the first paragraph of the risk of investing in the Indexed Accounts, pleases provide further examples showing loss potential with respect to a loss when entering a new Segment and loss upon early withdrawal. Further, provide more disclosure explaining the Annual Lock account example.

   b. On page 14, the registrant states that: "We may change the Index on a particular Indexed Account if the Index is discontinued or if we feel the Index is no longer appropriate." Please provide some examples of circumstances in which the registrant would no longer consider an Index appropriate.

4. **Investments of the Indexed Accounts**

   a. On page 17, the registrant discloses the minimum and maximum amounts that can be put into an Indexed Account. Please also discuss here whether Lincoln Life reserves the right to restrict additional allocations.

   b. On page 18, the registrant states that it reserves the right to select an alternative Index if an Index sponsor announces that it will make a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index. Please clarify whether these are the only criteria for changing an index and elaborate on what would constitute a "material" modification to an Index. Also, clarify whether these are the reasons that the registrant may consider an Index "no longer appropriate," as mentioned on page 14. If there are other reasons why an Index may not be appropriate, please explain.

   c. Please disclose what type of index the registrant would choose as an alternate Index (*e.g.,* would it be an index that tracks a similar market segment/capitalization range) and emphasize the investment risk factors associated with such a change.

   d. Please disclose the amount of time a contract holder has to provide new instructions about allocations once a particular Index segment is added or removed.

   e. Please disclose how performance would be measured if an Index is changed in the middle of a Segment and whether the registrant reserves the right to recalculate performance as if the changed index had been in place from the beginning of the Segment.

5. **Information Incorporated by Reference**

   f. (p. 49) The registrant incorporates by reference into the prospectus specified reports and documents. Please provide the hyperlinks required by rule 411(d) under the Securities Act.

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We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Responses to these comments should be made in a letter addressed to me and filed through the EDGAR system and in pre-effective amendments to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov.

Sincerely,

/s/

Alberto H. Zapata
Senior Counsel
Disclosure Review and Accounting Office

cc: Andrea Ottomanelli Magovern, Assistant Director
        Michael Pawluk, Senior Special Counsel
        Sumeera Younis, Branch Chief